

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
2420 17th St., Office 3002
Denver, Colorado 80202

> **Re: Veritone, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2022**
> **File No. 333-262429**

Dear Mr. Steelberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason C. Dreibelbis